November 25, 2009

Tia Jenkins, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Comment letter, dated November 19, 2009, regarding Gameplan, Inc., a Nevada corporation (the “Company”)

Dear Ms. Jenkins:

I am writing in response to the above-referenced comment letter.  The Company provides its responses to your comments as set forth below:

1.  We note that you have not provided an evaluation of your disclosure controls and procedures as of the end of the period covered by your Form 10-K as required by Item 307 of Regulation S-K.  Please revise.  In addition, as management did not initially provide such disclosure, tell us how you considered this omission from your conclusion on the effectiveness of your disclosure controls and procedures.

Please see the first sentence of the fourth paragraph under Item 9A(T) of the Company’s Annual Report on Form 10-K for the calendar year ended December 31, 2008, in which it is disclosed that the Company’s “principal executive officer who is also our principal financial officer has determined that our disclosure controls and procedures are effective.”

2.  Please revise your other Exchange Act reports, specifically your Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 to address the issues noted in the comment above.

Please see the first sentence of the fourth paragraph under Item 4 of the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009, and September 30, 2009, in which it is disclosed that the Company’s “principal executive officer who is also our principal financial officer has determined that our disclosure controls and procedures are effective.”

The Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Robert G. Berry

President